Exhibit 4.3

DEBT CONVERSION AGREEMENT

This DEBT CONVERSION AGREEMENT (this “Agreement”) is dated July 17, 2014 (the “Effective Date”), by and between Heng Fai Enterprises Limited, a Hong Kong company (“Holder”), and Global Medical REIT Inc., a Maryland corporation (“GMR”).

RECITALS:

WHEREAS, the Holder has lent GMR a total of $7,468,142.00 as of June 1, 2014 (the “Debt”);

WHEREAS, Holder desires to convert the Debt into GMR’s convertible debenture in the form attached hereto as Exhibit A (the “Convertible Debenture”) which convertible debenture shall be convertible into shares of GMR’s common stock, $0.001 par value per share (the “Common Stock”) at a conversion price of $0.03187 per share and GMR desires to issue its Convertible Debenture to Holder in exchange for the Debt; and

WHEREAS, Holder and GMR intend this conversion to be completed pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended.

NOW, THEREFORE, in consideration of the premises and of the terms and conditions herein contained, the parties mutually agree as follows:

1.           Conversion of Debt.

1.1           As of the Effective Date, the Debt shall be converted into the Convertible Debenture with a principal amount of $7,468,142.00.

2.           Representations and Warranties of GMR.

2.1           Authorization. The execution, delivery and performance by GMR of this Agreement and the performance of all of GMR’s obligations hereunder have been duly authorized by all necessary corporate action, and this Agreement has been duly executed and delivered by GMR This Agreement constitutes the valid and binding obligation of GMR enforceable in accordance with its terms. The execution and performance of the transactions contemplated by this Agreement and compliance with its provisions by GMR will not conflict with or result in any breach of any of the terms, conditions, or provisions of, or constitute a default under, its Articles of Incorporation or Bylaws or any agreement to: which GMR is a party or by which it or any of its properties is bound.

2.2           Issuance of Shares. The issuance and delivery of the Convertible Debenture in accordance with this Agreement has been duly authorized by all necessary corporate action on the part of GMR, and the underlying shares of Common Stock to be delivered pursuant to the Convertible Debenture, when so delivered, will have been duly and validly authorized and issued by the Company and will be fully paid and nonassessable.

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2.3           Binding Obligation. Assuming the due execution and delivery of this Agreement, this Agreement constitutes the valid and binding obligation of GMR, enforceable against GMR in accordance with its terms, subject, as to enforcement, (i) to bankruptcy, insolvency, reorganization, arrangement, moratorium and other laws of general applicability relating to or affecting creditors’ rights and (ii) to general principles of equity, whether such enforceability is considered in a proceeding in equity or at law.

3.           Miscellaneous.

3.1           No Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any person other than the parties and their respective successors and permitted assigns.

3.2           Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the parties and supersedes any prior understandings, agreements, or representations by or among the parties, written or oral, to the extent they related in any way to the subject matter hereof.

3.3           Counterparts. This agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

3.4           Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Maryland (without regard to conflict of laws).

3.5           No Waiver/Amendments. Any waiver by either party to this Agreement of any provision of this Agreement shall not be construed as a waiver of any other provision of this Agreement, nor shall such waiver be construed as a waiver of such provision respecting any future event or circumstance. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by both parties.

3.6           Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

3.7           Costs. Each party will bear the costs and expenses incurred by it in connection with this Agreement and the transaction contemplated thereby.

3.8           Survival of Terms. All representations, warranties and covenants contained in this Agreement or in any certificates or other instruments delivered by or on behalf of the parties hereto shall be continuous and survive the execution of this Agreement.

3.9           Assignment. This Agreement shall be binding upon the parties hereto and their respective successors and assigns and shall inure to the benefit of any assignee, subject to the terms and conditions hereof.

3.10         Headings. The headings used in this Agreement are for convenience only and shall not by themselves determine the interpretation, construction or meaning of this Agreement.

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3.11         Additional Assurances. Holder agrees to furnish to GMR, promptly upon GMR’s written request therefor, such additional documents or instruments, if any, in connection with the conversion of the Debt into the Common Stock, GMR, or its agent may require.

3.12         Attorneys’ Fees and Costs. In the event any party to this Agreement shall be required to initiate legal proceedings to enforce performance of any term or condition of this Agreement, including, but not limited to, the interpretation of any term or provision hereof the payment of moneys or the enjoining of any action prohibited hereunder, the prevailing party shall be entitled to recover such sums in addition to any other damages or compensation received, as will reimburse the prevailing party for reasonable attorneys’ fees and court costs incurred on account thereof (including, without limitation, the costs of any appeal) notwithstanding the nature of the claim or cause of action asserted by the prevailing party.

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IN WITNESS WHEREOF, the Holder and GMR have caused this Agreement to be executed as of the day and year first above written.

HOLDER

Heng Fai Enterprises Limited

By:	/s/ Tong Wan Chan
Tong Wan Chan

Global Medical REIT, Inc.

By:	/s/ Conn Flanigan
Conn Flanigan

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Exhibit A

Convertible Debenture

A-1